

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

March 19, 2009

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re: Gulfport Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-19514**

Dear Mr. Moore:

We have completed our review of your Form 10-K and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief